WF International Ltd.

No. 1110, 11th Floor, Unit 1, Building 7, No. 477,

Wanxing Road Chengdu, Sichuan, China, 610041

Tel: +86 (28) 86210882

VIA EDGAR

August 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William Demarest
Jennifer Monick
Ronald (Ron) E. Alper
Pam Long

Re:   WF International Ltd.

Draft Registration Statement on Form F-1 Filed
June 30, 2023

CIK No. 0001979610

Dear Mr. Alper:

WF International Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 27, 2023, regarding Draft Registration Statement on Form F-1 submitted to the Commission on June 30, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised registration statement (the “Revised Registration Statement”) with this response letter.

Draft Registration Statement on Form F-1 submitted June 30, 2023

Cover Page

1.	We note your disclosure regarding the Accelerated Holding Foreign Companies Accountable Act. Please also disclose the location of your auditor’s headquarters.

Response to Comment No. 1: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page of the Revised Registration Statement.

Enforceability of Civil Liabilities

Enforcement of Judgments/Enforcement of Civil Liabilities, page 58

2.	We note your disclosures on pages 57 and 58 regarding uncertainty as to the enforcement of judgements and civil liabilities against you, your officers or directors. Please identify each officer and director located in China or Hong Kong against whom it will be more difficult to enforce liabilities and enforce judgments. Also, please include similar disclosures in your risk factor “Certain judgments obtained against us by our shareholders may not be enforceable” on page 50.

Response to Comment No. 2: In response to the Staff’s comment, we have revised our disclosure in the “Risk Factor” section on page 50 and in the “Enforceability of Civil Liabilities” section on page 57 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 62

3.	We note disclosure that strict financial regulations imposed on the real estate market in 2022 contributed to the 26.1% decrease in revenues for fiscal year ended September 30, 2022, but that you expect revenues for 2023 and beyond to continue to recover. Please address whether the strict financial regulations remain in place and whether you expect that they will continue to impact your revenue, including whether you expect they will continue to impact either your existing business or the retail market that you plan to expand into and that you believe will support your future growth.

Response to Comment No. 3: In response to the Staff’s comment, we have revised our disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 62 and the “Regulations” section on page 100 of the Revised Registration Statement.

Management

Directors, Director Nominees and Executive Officers, page 103

4.	We note that you have provided a description of the business experience of Siqi Chen for periods prior to December 2020. Please provide updated information for more recent business experience and activities in and outside of the company, including any other directorships.

Response to Comment No. 4: In response to the Staff’s comment, we have revised our disclosure regarding the business experience of Siqi Chen in the “Management” section on page 111 of the Revised Registration Statement.

Consolidated Financial Statements as of and for the fiscal years ended September 30, 2022 and 2021

Consolidated Statements of Operations and Comprehensive (Loss) Income, page F-4

5.	We note your line item for other finance cost. Please clarify for us the nature of this line item. Please revise your filing to include an accounting policy for the significant items within other finance cost, or tell us how you determined such disclosure is unnecessary.

Response to Comment No. 5: In response to the Staff’s comment, we respectfully advise the Staff that other finance costs represented costs directly associated with the Company’s loans and factoring activities, including guarantee fees, agent fees for factorings and service fees charged by banks. we have revised our disclosure on page F-43 of the Revised Registration Statement to include our accounting policy for other finance costs.

Note 1- Nature of business and organization Organization and Reorganization, page F-7

6.	Your disclosure seems to indicate that before and after reorganization, the registrant, WF International Limited (“WF”), and Chengdu Shanyou HVAC Engineering Co., Ltd. (“Shanyou HVAC”) were controlled by the same shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. Please clarify for us how you determined these two entities had the same controlling shareholder before the reorganization and the ownership percentage held by such shareholder. Within your response, please clarify who controlled WF when it, through WFOE, acquired the initial 5% of Shanyou HVAC, who controlled WF when it, through WFOE, acquired the remaining 95% of Shanyou HVAC, who controlled Shanyou HVAC prior to the sale of the initial 5% interest to WFOE, and who controlled Shanyou HVAC prior to the sale of the remaining 95% interest to WFOE. Your response should include your basis in U.S. GAAP for your determination of who controlled a specific entity at a specific point in time.

Response to Comment No. 6: We respectfully advise the Staff that WF International Limited (“WF”) is s a holding Company established for the purpose of initial public offering   for Chengdu Shanyou HVAC Engineering Co., Ltd. (“Shanyou HVAC”) in the U.S.

WF was set up on March 2, 2023, with a capital structure of 100,000 shares, of which the Company intended to issue 70,000 and 30,000 shares, respectively, to Ms. Ke Chen (including her husband Jinshan Yao’s 19,000 shares) and Emerald Investment International (“Emerald Investment”).

On March 2, 10,000 shares were issued to Emerald Investment and the remaining 20,000 and 70,000 shares were issued to Emerald Investment, and Ke Chen (including 19,000 shares to her husband), respectively, on May 22, 2023.

We believe Ms. Ke Chen had an effective control of WF from inception to the date of the reorganization, holding 70% of the voting power of WF. Ms. Ke Chen also held 95.83% of the voting power of Shanyou HVAC prior to the initial acquisition of 5% of Shanyou HVAC on May 8, 2023 and 90.83% of the voting power prior to the sale of 95% of Shanyou HVAC on May 29, 2023.

Since Ms. Ke Chen has more than 50% of voting power in both WF and Shanyou HVAC before and after the reorganization, including before and after the acquisition of Shanyou HVAC, the reorganization is considered a recapitalization of entities under common control, and the financial statements were presented using historical costs in accordance with ASC 805.

Note 2 - Summary of significant accounting policies Contract assets and contract liabilities, page F-10

7.	We note your disclosure that costs and estimated earnings in excess of billings of project is due to the difference between the cost and the actual cost confirmed by the output method. Please clarify for us and in your filing what is meant by “cost” and “actual cost” in this context, or tell us why revisions are unnecessary.

Response to Comment No. 7: We respectfully advise the Staff that the Company has included contract fulfilment costs in the presentation of contract assets and has thus reclassified contract fulfilment costs from contract assets, net on pages F-31 and F-34 and revised the related disclosure on pages F-38, F-46 and F-47 of the Revised Registration Statement. The Company has added accounting policy on contract fulfilment costs on page F-38 of the Revised Registration Statement.

Please see our response to Comment No. 8 below for clarification on reclassification.

8.	We note your disclosure that contract liabilities consist of the portion of the carry-over cost that exceeds the actual cost of the project. Please clarify the meaning of this statement for us and in your filing, or tell us why revisions are unnecessary.

Response to Comment No. 8: We respectfully advise the Staff that the Company has included accrued contract costs in the presentation of contract liabilities and thus reclassified accrued contract costs from contract liabilities to accrued liabilities on pages F-31 and F-34 and revised related disclosure on pages F-38 and F-46 to F-47.

Due to the aforementioned reclassifications, the Company also takes into the consideration of ASC 250-10-50-7 through 11 on correction of an error in previously issued financial statements and SAB No. 99 Topic 1M Materiality. In accordance of SAB No. 99 Topic 1M, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”.

As of September 30, 2022 and 2021, the Company reclassified $4,189,127 and $3,423,441, respectively, from contract assets to contract fulfilment costs. Both contract assets and contract fulfilment costs are within current assets accounts. For the fiscal years ended September 30, 2022 and 2021, the Company reclassified cash outflow of $1,193,547 and $2,285,571, respectively, from changes in contract assets to changes in contract fulfilment costs. Both changes in contract assets and changes in contract fulfilment costs are within net cash provided by (used in) operating activities.

As of September 30, 2022 and 2021, the Company reclassified $67,338 and $169,984, respectively, from contract liabilities to accrued liabilities. Both contract liabilities and accrued liabilities are within current liabilities accounts. For the fiscal years ended September 30, 2022 and 2021, the Company reclassified cash outflow of $94,041 and $222,996, respectively, from changes in contract liabilities to changes in accrued liabilities. Both changes in contract liabilities and changes in accrued liabilities are within net cash provided by (used in) operating activities.

Management believes the above reclassifications are not a material misstatement because:

1)       both contract assets and contract fulfilment costs are within current assets accounts. The corrections had no impact on the Company’s current assets for each period presented;

2)       both changes in contract assets and changes in contract fulfilment costs are within net cash provided by (used in) operating activities. The corrections had no impact on the Company’s net cash provided by (used in) operating activities for each period presented;

3)       both contract liabilities and accrued liabilities are within current liabilities accounts. The corrections had no impact on the Company’s current assets for each period presented;

4)       both changes in contract liabilities and changes in accrued liabilities are within net cash provided by (used in) operating activities. The corrections had no impact on the Company’s net cash provided by (used in) operating activities for each period presented;

5)       the corrections do not have any effect on revenues, retained earnings, equity, total assets or current assets, total liabilities or current liabilities in the consolidated statements of financial positions or any per-share amounts for each period presented;

6)       the corrections do not change earnings, or hide a failure to meet analysts’ consensus expectations for the Company, or affect the Company’s compliance with regulatory requirements or loan covenants or other contractual requirement, or have an effect of increasing management’s compensation; and

7)       the corrections do not involve concealment of an unlawful transaction.

Based on the above analysis, the Company does not consider that the judgment of a reasonable person relying upon the previously filed consolidated statements of balances sheets and cash flows would have been changed or influenced by the inclusion or correction made to such statements. Therefore, the Company has concluded that the corrections are immaterial.

1

In order to properly disclose the classifications made to the Company’s consolidated statements of balance sheets and cash flows, the Company has revised the disclosure on page F-44 of the Revise Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP